東京青山・青木・狛法律事務所

[redacted]

The Prudential Tower
13-10, Nagatacho 2-chome
Chiyoda-ku, Tokyo 100-0014, Japan

Tel: +81 3 5157 2700
Fax: +81 3 5157 2900
www.taalo-bakernet.com
www.bakernet.com

08004674

RECEIVED
2008 SEP -2 P 1:30
OFFICE OF INTERNATIONAL CORPORATE FINANCE

PROCESSED
SEP 04 2008
THOMSON REUTERS

FILE NO. 82-4861

August 25, 2008

VIR AIR MAIL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

MegaChips Corporation

Dear Sirs:

We are acting as legal counsels to MegaChips Corporation (the "Company") with respect to its offering of shares in the States. Pursuant to Rule 12g-3(2)(b) under the Securities Exchange Act of 1934, we are forwarding the following documents published by the Company in Japan.

- Notice of Change of Organization and Officers (dated June 25, 2008) (English translation) and
- Brief Statement of Accounts for the First Quarter of the Year Ending March 31, 2009 (dated July 30, 2008) (Excerpt English translation)

Yours very truly,

Kunio Aoki

Encl.
cc: MegaChips Corporation
Shimpson Thacher & Bartlett

9/2

(Translation)

June 25, 2008

Name of the Company: MegaChips Corporation

Representative: Yukihiro Ukai
President and CEO
(Representative Director)

(Code No. 6875, the First Section of the Tokyo Stock Exchange)

Person to contact: Masayuki Fujii
Director, Officer and General Manager of Finance & Accounting Office
(TEL 06-6399-2884)

Notice of Change of Organization and Officers

Notice is hereby given that MegaChips Corporation (the "Company"), at the meeting of its Board of Directors held today, adopted a resolution to make a change of its organization and officers as of June 25, 2008, as described below.

Description

1. Purpose of the change of organization and officers:

For the purpose of strengthening the development of new businesses in its customer specific business, the Company will make a change of officers as described below. In addition, for the purpose of enhancing efficiencies of its administrative tasks, the Company will abolish the Corporate Control Division and relocate its public relations subdivision to the Finance & Accounting Office and its intellectual property and legal subdivision, corporate planning subdivision and human resources and general affairs subdivision to the Administrative Headquarters, respectively.

2. Details of the change of officers:

New Title	Name	Current Title
Director, Officer and General Manager, Customer Specific Business Headquarters	Yoshimasa Hayashi	Director, Officer and General Manager, Customer Specific Business Headquarters; Department Manager, New Customer Development Department
Officer in charge of New Customer Development, Customer Specific Business Headquarters; Department Manager, New Customer Development Department	Tetsuo Hikawa	Director, Officer and General Manager, Corporate Control Division, Administrative Headquarters; Department Manager, Public Relations Department

- END -

(Excerpt translation)

RECEIVED FILE NO. 082-04861

2008 SEP -2 P 1:30

July 30, 2008

BRIEF STATEMENT OF ACCOUNTS FOR THE FIRST QUARTER OF THE YEAR ENDING MARCH 31, 2009

Name of listed company: **MegaChips Corporation**

Listing exchange: Tokyo Stock Exchange

Code number: 6875

URL: http://www.megachips.co.jp/

Representative: Yukihiro Ukai
President and Representative Director

Person to contact: Masayuki Fujii
Director, Officer and General Manager of Finance & Accounting Office

Scheduled date of submission of quarterly report: August 8, 2008

* Amounts less than one million yen are truncated.

1. Consolidated operating results for the first quarter of the year ending March 31, 2009 (from April 1, 2008 to June 30, 2008):

(1) Consolidated operating results (accumulated):

(The percentages indicate the rates of increase (decrease) from the first quarter of the previous fiscal year.)

	Net sales		Operating income		Ordinary profit		Profit for the quarter	
	(million yen)	%	(million yen)	%	(million yen)	%	(million yen)	%
First quarter of the year ending March 31, 2009	9,796	-	748	-	736	-	411	-
First quarter of the year ended March 31, 2008	10,311	50.4	454	78.0	421	67.4	312	289.2

	Profit for the quarter per share	Fully diluted earnings for the quarter per share
	(yen)	(yen)
First quarter of the year ending March 31, 2009	16.90	-
First quarter of the year ended March 31, 2008	12.62	12.57

(2) Consolidated financial condition:

	Total assets	Net assets	Net worth ratio	Net assets per share
	(million yen)	(million yen)	(%)	(yen)
First quarter of the year ending March 31, 2009	29,753	20,029	67.3	827.15
Year ended March 31, 2008	35,329	21,436	60.7	876.66

2. State of dividends:

(yen)

	Dividend per share				
(Record date)	First quarter-end	Second quarter-end	Third quarter-end	Year-end	Annual
Year ended March 31, 2008	0.00	0.00	0.00	32.00	32.00
Year ending March 31, 2009	—	—	—	—	—
Year ending March 31, 2009 (forecast)	—	—	—	—	—

3. Forecast of consolidated operating results for the year ending March 31, 2009 (from April 1, 2008 to March 31, 2009):

(The percentages indicate the rates of increase (decrease) from the previous fiscal year in respect of the whole-year period, and from second-quarter accumulated period of the previous fiscal year in respect of second-quarter accumulated period, respectively.)

	Net sales		Operating profit		Ordinary profit		Profit for the period		Profit for the period per share
	(million yen)	%	(million yen)	%	(million yen)	%	(million yen)	%	(yen)
Second-quarter accumulated period	24,000	(5.7)	1,700	6.2	1,650	7.5	940	(42.2)	38.82
Whole-year period	52,000	2.6	3,800	10.3	3,700	12.0	2,100	(19.6)	86.72

4. Others

(1) Changes in important subsidiaries (changes in specific subsidiaries associated with changes in the scope of consolidation) during the period: None

(2) Application of simplified accounting treatment and accounting treatment specific to the preparation of consolidated quarterly financial statements: Yes

(3) Changes in accounting principles, procedures, disclosure methods, etc., pertaining to the preparation of consolidated quarterly financial statements (those to be stated as Changes in the Important Matters Forming the Basis for Preparing Consolidated Quarterly Financial Statements):

1) Changes associated with changes in accounting standards: Yes

2) Other changes: None

(4) Number of issued shares (shares of common stock):

1) Number of issued shares (including shares of treasury stock) as of the end of the period:

First quarter of the year ending March 31, 2009:	24,667,317 shares
Year ended March 31, 2008:	24,904,517 shares

2) Number of shares of treasury stock as of the end of the period:

First quarter of the year ending March 31, 2009:	451,637 shares
Year ended March 31, 2008:	451,552 shares

3) Average number of shares during the period (consolidated quarterly accumulated period):

First quarter of the year ending March 31, 2009:	24,328,208 shares
First quarter of the year ended March 31, 2008:	24,779,430 shares

* Explanation for the proper use of the forecast of operating results and other special notes:

1. The description of the future in this material, including the forecast of operating results, is based on the information available to management as of the date hereof and certain assumptions considered reasonable as of the date hereof. The actual results may change materially depending on various factors in the future.

2. As from the current fiscal year, the "Accounting Standard for Quarterly Financial Statements" (Corporate Accounting Standard No.12) and the "Implementation Guidance on the Accounting Standard for Quarterly Financial Statements" (Corporate Accounting Standard Implementation Guidance No.14) are applicable. Quarterly financial statements are prepared in accordance with the "Regulations of Consolidated Quarterly Financial Statements".

[Qualitative information, financial statements, etc.]

1. Qualitative information on consolidated operating results:

(1) Overview of operating results as a whole:

The Japanese economy during the consolidated first-quarter accumulated period under review has increasingly shown a decelerating trend as corporate earnings and capital investment have remained at low levels due to financial insecurity in the United States and a sharp rise in prices of crude oil and other resources.

In our electronic machinery and equipment industry, the market for some consumer electronic equipment, including digital TVs, has performed well. However, the market for the industry in general has been slightly weaker in comparison with the previous fiscal year.

Under these circumstances, based on its customer-specific LSI (ASIC) business, the core of its business, the Group has focused its efforts on developing its application-specific LSI (ASSP) business, which provides its unique technologies of image, sound and music compression, extension, processing and transmission and solutions best suited to customer needs, and its new business area of electronic parts, as well as developing and selling customer-specific system products.

Specifically, with the digitalization of images, sounds, music and other media, the enhancement of performance of LSIs by advanced semiconductor technology and the upgrading of the infrastructures of telecommunications and broadcasting, such as broadband networks, high-speed cellular phone networks and digital broadcasting, the Group has widened its appeal in the information communication area. For the growing area, the Group has exerted its active efforts to develop and sell high-end application-specific memories, system LSIs for high-performance digital cameras, system LSIs for terrestrial digital broadcasting and electronic parts mounted with its LSIs, as well as develop and sell customer-specific system products for transmitting and recording digital images, specifically, for use in the security and monitoring area.

As a result, for the consolidated first-quarter accumulated period under review, net sales, operating profit, ordinary profit and profit for the period amounted to ¥9,796 million, ¥748 million, ¥736 million and ¥411 million, respectively.

(2) Overview of operating results by segment:

(Translation omitted)

2. Qualitative information on consolidated financial condition:

(Translation omitted)

3. Qualitative information on forecasts of consolidated operating results:

No amendment is made to the forecasts of consolidated operating results for the year ending March 31, 2009, as publicized on May 9, 2008.

4. Others:

(Translation omitted)

5. Consolidated Quarterly Financial Statements:

(1) Consolidated Quarterly Balance Sheet:

(thousand yen)

	First quarter of the year ending March 31, 2009 (as at June 30, 2008)	[Condensed] Fiscal year ended March 31, 2008 (as at March 31, 2008)
ASSETS		
Current assets		
Cash and deposits	3,551,993	6,530,199
Trade notes and trade accounts receivable	15,814,210	17,653,931
Goods and products	1,320,053	1,427,215
Goods in process	69,139	335,168
Materials and supplies	636,606	496,795
Deferred tax assets	246,484	246,484
Others	181,799	168,038
Allowance for doubtful receivables	(1,104)	(1,229)
Total current assets	21,819,182	26,856,603
Fixed assets		
Tangible fixed assets		
Buildings and appurtenances	242,314	242,552
Accumulated depreciation	(130,751)	(125,248)
Buildings and appurtenances (net)	111,563	117,303
Others	288,800	266,803
Accumulated depreciation	(178,057)	(163,715)
Others (net)	110,742	103,087
Total tangible fixed assets	222,306	220,391
Intangible fixed assets		
Others	162,874	177,705
Total intangible fixed assets	162,874	177,705
Investments and other assets		
Investment securities	4,009,673	4,814,902
Long-term prepaid expenses	2,783,639	2,525,456
Long-term deposits	400,000	400,000
Deferred tax assets	23,169	
Others	337,498	339,271
Allowance for doubtful receivables	(4,785)	(4,933)
Total investments and other assets	7,549,194	8,074,697
Total fixed assets	7,934,376	8,472,794
TOTAL ASSETS	29,753,558	35,329,398

(thousand yen)

	First quarter of the year ending March 31, 2009 (as at June 30, 2008)	[Condensed] Fiscal year ended March 31, 2008 (as at March 31, 2008)
<u>LIABILITIES</u>		
Current liabilities		
Trade notes and trade accounts payable	3,149,334	4,020,461
Short-term loans payable	3,000,000	6,000,000
Accrued corporate income taxes	326,848	558,253
Allowances	148,951	258,814
Others	1,047,914	830,821
Total current liabilities	7,673,047	11,668,350
Fixed liabilities		
Long-term loans payable	2,000,000	2,000,000
Deferred tax liabilities	9,960	165,573
Others	40,591	58,561
Total fixed liabilities	2,050,551	2,224,135
TOTAL LIABILITIES	9,723,599	13,892,485
<u>NET ASSETS</u>		
Shareholders' equity		
Capital	4,840,313	4,840,313
Additional paid-in capital	6,181,300	6,181,300
Retained earnings	8,290,504	9,012,581
Treasury stock	(667,924)	(718,718)
Total shareholders' equity	18,644,193	19,315,477
Revaluation and exchange differences, etc.		
Revaluation difference of other securities	1,478,761	2,090,734
Foreign exchange translation adjustment	(92,995)	30,700
Total revaluation and exchange differences, etc.	1,385,766	2,121,435
TOTAL NET ASSETS	20,029,959	21,436,912
TOTAL LIABILITIES AND NET ASSETS	29,753,558	35,329,398

(2) Consolidated Quarterly Profit and Loss Statement:
(For the consolidated first-quarter accumulated period)

(thousand yen)

	First-quarter accumulated period (from April 1, 2008 to June 30, 2008)
Net sales	9,796,233
Cost of sales	8,111,202
Gross profit on sales	1,685,030
Selling, general and administrative expenses	936,965
Operating profit	748,065
Non-operating profit	
Interest income	1,511
Exchange gain	10,695
Miscellaneous income	1,908
Total non-operating profit	14,115
Non-operating expenses	
Interest expense	16,863
Commitment fees	6,904
Miscellaneous losses	1,773
Total non-operating expenses	25,541
Ordinary profit	736,639
Special loss	
Loss from revaluation of investment securities	10,738
Total special loss	10,738
Income before income taxes and others	725,900
Corporate income taxes, etc.	314,688
Profit for the first quarter	411,211

(3) Consolidated Quarterly Statement of Cash Flows:

(thousand yen)

	First-quarter accumulated period (from April 1, 2008 to June 30, 2008)
Cash flows from operating activities	
Income before income taxes and others	725,900
Depreciation	43,356
Amortization of long-term prepaid expenses	42,919
Increase (decrease) in allowance for bonuses	(129,294)
Increase (decrease) in allowance for bonuses for officers	19,431
Interest expense	16,863
(Gain) loss from revaluation of investment securities	10,738
(Increase) decrease in trade receivables	1,827,810
(Increase) decrease in inventories	226,480
Increase (decrease) in trade accounts payable	(859,903)
(Increase) decrease in other current assets	(15,405)
Increase (decrease) in other current liabilities	197,276
Others	(10,382)
Subtotal	2,095,791
Interest and dividends received	1,743
Interest paid	(44,087)
Corporate income taxes paid	(533,809)
Net cash provided by operating activities	1,519,637
Cash flows from investing activities	
Purchase of tangible fixed assets	(37,036)
Purchase of intangible fixed assets	(43,377)
Purchase of investment securities	(92,816)
Payment for long-term prepaid expenses	(298,644)
Others	884
Net cash used in investing activities	(470,991)
Cash flows from financing activities	
Net increase (decrease) in short-term loans payable	(3,000,000)
Purchase of treasury stock – net	(300,000)
Cash dividends paid	(709,031)
Net cash used in financing activities	(4,009,032)
Translation gain related to cash and cash equivalents	(17,819)
Net increase (decrease) in cash and cash equivalents	(2,978,205)
Cash and cash equivalents at beginning of year	6,530,199
Cash and cash equivalents at end of the quarter	3,551,993

[Reference material]
Financial Statements for the First Quarter of the Previous Fiscal Year

(1) (Condensed) Consolidated Quarterly Profit and Loss Statement:
For the consolidated accumulated period of the first quarter of the previous fiscal year (from April 1, 2007 to June 30, 2007)

(thousand yen)

	First-quarter accumulated period (from April 1, 2007 to June 30, 2007)
I. Net sales	10,311,545
II. Cost of sales	8,754,470
Gross profit on sales	1,557,074
III. Selling, general and administrative expenses	1,102,917
Operating profit	454,157
IV. Non-operating profit	7,979
V. Non-operating expenses	41,033
Ordinary profit	421,103
VI. Special income	-
VII. Special loss	15,417
Income before income taxes and others	405,686
Tax expense	92,906
Profit for the quarter	312,779

(2) (Condensed) Consolidated Quarterly Statement of Cash Flows:
For the consolidated accumulated period of the first quarter of the previous fiscal year (from April 1, 2007 to June 30, 2007)

(thousand yen)

	First quarter of the previous fiscal year (from April 1, 2007 to June 30, 2007)
I. Cash flows from operating activities	
Income before income taxes and others	405,686
Depreciation	37,122
Amortization of long-term prepaid expenses	28,491
Decrease in allowance for doubtful receivables	(1,141)
Increase (decrease) in allowance for bonuses	(99,618)
Increase in allowance for bonuses for officers	17,325
(Increase) decrease in trade accounts receivable	1,084,577
(Increase) decrease in inventories	(770,358)
Increase (decrease) in trade accounts payable	(563,934)
Others	227,031
Subtotal	365,182
Interest and dividend income	5,098
Interest paid	(22,613)
Corporate income taxes paid	(937,472)
Legal settlement paid	(26,250)
Net cash provided by (used in) operating activities	(616,054)
II. Cash flows from investing activities	
Purchase of tangible fixed assets	(16,439)
Purchase of intangible fixed assets	(30,835)
Sale of investment securities	1,800
Payment for long-term prepaid expenses	(144,860)
Payment of guarantee	(42,279)
Refund of guarantee	1,285
Refund premiums	999
Net cash provided by (used in) investing activities	(230,330)
III. Cash flows from financing activities	
Net increase (decrease) in short-term loans payable	(1,000,000)
Net (increase) decrease in treasury stock	6,124
Cash dividends paid	(417,753)
Net cash provided by (used in) financing activities	(1,411,629)
IV. Translation gain related to cash and cash equivalents	(6,580)
V. Net increase (decrease) in cash and cash equivalents	(2,264,594)
VI. Cash and cash equivalents at beginning of year	4,737,569
VII. Cash and cash equivalents at end of the quarter	2,472,975

END